August 10, 2011

Via FACSIMILE and EDGAR

Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney

RE:  FANSPORT, INC.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED APRIL 27, 2011
     FILE NO. 333-173745

Mr. Crispino:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the message from the Staff to FanSport, Inc. (the "Company") dated August 9, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your message to prior comment 9 and the new disclosure in this section that Ms. Cleland will provide you with the financial resources necessary to conduct basic operations for the next year. Please clarify and confirm Ms. Cleland's intentions as to funding basic operations.

RESPONSE:

We concur with the Staff and have updated reference to clarify that Ms. Cleland's intent is to fund the Company's overhead operations that include legal, accounting and operational expenses for the next twelve (12) months in the event the Company has any shortfall.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-748-7112.

Sincerely,

/s/ Kristen Cleland

Kristen Cleland
Chief Executive Officer

Enclosure